FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February, 2007

Commission file number: 1-14872

SAPPI LIMITED

(Translation of registrant's name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes   No   X

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORWARD-LOOKING STATEMENTS

In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Sappi Limited (the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate ", "plan", "assume", "positioned", "will", "may", "should", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company's potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity, input costs including raw material, energy and employee costs, and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group's key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group's products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired; consequences of the Group's leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company's Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

sappi






1st

quarter results ended
December 2006

Sappi is the world's leading producer of coated fine paper

Sales by product group *



Coated fine paper	65%	Packaging and newsprint	7%
Uncoated fine paper	4%	Pulp	14%
Coated specialities	8%	Other	2%

Sales: where the product is manufactured *



North America	30%	Southern Africa	24%
Europe	46%		

Sales: where the product is sold *



North America	30%	Southern Africa	14%
Europe	43%	Asia and other	13%

Geographic ownership **



South African	60%	Europe and ROW †	10%
North America	30%		

** for the quarter ended December 2006*

*** as at 31 December 2006*

† Rest of World

magno HannoArt Lustro royal DUKUZA Triple Green

financial highlights

- EPS 13 US cents

- Demand for coated fine paper firm

- Coated paper prices do not reflect high operating rates

- Prices boost Forest Products performance

- Input cost pressure abates, except in Europe

summary

		Quarter ended	
	Dec 2006	Sept 2006	Dec 2005
Sales (US$ million)	1,267	1,296	1,175
Operating profit (US$ million)	92	51	49
Operating profit to sales (%)	7.3	3.9	4.2
EBITDA ** (US$ million) *	187	151	146
EBITDA ** to sales (%) *	14.8	11.7	12.4
Operating profit to average net assets (%) *	9.4	5.2	4.8
EPS (US cents)	13	18	–
Return on average equity (ROE) (%) *	8.4	11.7	–
Net debt (US$ million) *	2,278	2,113	2,072
Net debt to total capitalisation (%) *	46.7	46.4	42.3

* Refer to Supplemental Information for the definition of the term.

** The EBITDA calculation has been amended. Refer to note 2 additional information in Supplemental Information for the effects of the change.

AVALON
Triple Green

Opus   McCoy   **Typek**
Paper that's part of your life

Somerset

comment

The group operating result improved in the quarter compared to the prior quarter and the equivalent quarter last year. The Forest Products business, supported by strong pulp prices and a slightly weaker currency, generated most of the operating profit. The Fine Paper business, while profitable, has not yet achieved acceptable margins and returns.

Demand for coated fine paper globally was firm in the quarter; however, apparent consumption growth in Europe and North America was lower than in recent periods.

Raw material input costs remain high. There has been some moderation in North America and Southern Africa but upward pressure continues in Europe.

Coated fine paper prices in Europe have drifted downwards for the last 5 years and despite concerted reductions in our operating costs, the combination of higher prices for our inputs and lower selling prices has depressed margins. To counteract this we implemented a price increase on stock orders in Europe in December and continue to implement increases on all other graphic paper business in January.

Group sales were approximately US$1.3 billion for the quarter, an increase of 7.8% compared to a year ago as a result of a 3% increase in sales of pulp and paper, improved pricing and currency movement which resulted in an increase in the European business' sales when reported in US Dollars.

The operating profit for the quarter increased to US$92 million, largely as a result of the contribution of the Forest Products business. The plantation fair value price adjustment for the quarter was a pre-tax gain of US$29 million compared to US$10 million a year ago.

Finance costs for the quarter were US$37 million, which was at the same level as the prior quarter but up US$10 million year on year as a result of higher interest paid (higher debt and floating rates) and the change in fair value of financial instruments.

The high effective tax rate is a result of unrelieved tax losses in certain countries; in addition taxation for the quarter included Secondary Tax on Companies of US$8.5 million which relates to the dividend declared during the quarter.

The profit after tax for the quarter was US$30 million compared to a break-even in the equivalent quarter last year. Earnings per share were 13 US cents for the quarter.

cash flow and debt

Cash generated by operations was US$152 million for the quarter, approximately 25% up on a year ago. We recorded a US$39 million increase in working capital which was significantly less than the US$80 million increase last year.

Capital expenditure increased to US$138 million for the quarter. We had a number of upfront payments in respect of the Saiccor expansion in the quarter. We aim to manage capital expenditure over the full year to avoid a material increase in debt over the year.

Net debt increased by US$165 million to approximately US$2.3 billion during the quarter of which US$73 million was a result of currency translations. Net debt to total capitalisation increased to 46.7% in December from 46.4% in September.

operating review for the quarter

Sappi Fine Paper

	Quarter ended Dec 2006 US$ million	Quarter ended Dec 2005 US$ million	% change	Sept 2006 US$ million
Sales	1,044	943	10.7	1,029
Operating profit (loss)	16	15	6.7	(40)
Operating profit (loss) to sales (%)	1.5	1.6	–	(3.9)
EBITDA	94	95	(1.1)	43
EBITDA to sales (%)	9.0	10.1	–	4.2
RONOA pa (%)	2.1	1.9	–	(5.2)

Each of the Fine Paper businesses generated operating profits during the quarter; however, the returns are still far from acceptable. Our focus is on reducing unit costs and achieving appropriate price increases.

operating review for the quarter (continued)

Europe

	Quarter ended Dec 2006 US$ million	Quarter ended Dec 2005 US$ million	% change (US$)	% change (Euro)	Sept 2006 US$ million
Sales	587	520	12.9	4.1	569
Operating profit	13	14	(7.1)	(14.4)	(48)
Operating profit to sales (%)	2.2	2.7	–	–	(8.4)
EBITDA	61	61	–	(7.8)	1
EBITDA to sales (%)	10.4	11.7	–	–	0.2
RONOA pa (%)	2.8	3.2	–	–	(10.8)

Our sales volume for the quarter grew approximately 6% year on year. The average price achieved in Euro terms was only marginally up on the prior quarter despite the December stock price increase as a result of product and geographic mix. The Euro strengthened 8.5% relative to the equivalent period last year.

The upward pressure on many of our input costs has continued in the quarter. In particular pulpwood costs have continued to rise sharply as a result of demand for wood for use as subsidised "green" fuel.

Higher prices for purchased pulp had an impact of US$7 million on operating profit for the quarter compared to the equivalent quarter last year. (This is a regional impact as the group as a whole is a net seller of pulp.)

North America

	Quarter ended Dec 2006 US$ million	Quarter ended Dec 2005 US$ million	% change	Sept 2006 US$ million
Sales	374	345	8.4	373
Operating profit	2	1	100	7
Operating profit to sales (%)	0.5	0.3	–	1.9
EBITDA	28	31	(9.7)	37
EBITDA to sales (%)	7.5	9.0	–	9.9
RONOA pa (%)	0.7	0.3	–	2.5

The volume of paper sold increased by approximately 5% for the quarter. In addition we achieved strong growth in pulp sales compared to a year ago, resulting in an overall increase of 8%.

Market conditions remain very competitive with continued pressure on prices. Average prices achieved were marginally up compared to a year earlier.

Although input costs remain high, we have achieved reductions in wood, energy and certain other input costs.

Fine Paper South Africa

	Quarter ended Dec 2006 US$ million	Quarter ended Dec 2005 US$ million	% change (US$)	% change (Rand)	Sept 2006 US$ million
Sales	83	78	6.4	20.4	87
Operating profit	1	–	–	–	1
Operating profit to sales (%)	1.2	–	–	–	1.1
EBITDA	5	3	66.7	88.5	5
EBITDA to sales (%)	6.0	3.8	–	–	5.7
RONOA pa (%)	2.5	–	–	–	2.5

The business had strong demand for its products and sales volumes for the quarter increased 10% year on year. Average prices achieved in Rand terms have increased over the last year partly due to the weaker Rand.

Margins remain under pressure as a result of high input costs, particularly purchased pulp.

Forest Products

	Quarter ended Dec 2006 US$ million	Quarter ended Dec 2005 US$ million	% change (US$)	% change (Rand)	Sept 2006 US$ million
Sales	223	232	(3.9)	8.8	267
Operating profit	78	37	110.8	138.7	85
Operating profit to sales (%)	35.0	15.9	–	–	31.8
EBITDA	95	53	79.2	102.9	102
EBITDA to sales (%)	42.6	22.8	–	–	38.2
RONOA pa (%)	23.4	10.9	–	–	26.4
Plantation fair value gain (loss)	29	10	–	–	(10)

The forest products business had a strong performance despite the lower sales volume compared to the equivalent quarter last year. Part of the shortfall in volume is the result of timing of export shipments relative to the period end and lower sales by the Kraft business. We expect to catch up some volume in the next quarter. The strong pulp prices and weaker currency contributed to the operating profit. Operating profit also included US$29 million of plantation fair value price adjustment compared to US$10 million a year ago. The manufacturing performance of the Kraft business has improved and has considerable scope for further gains. Usutu Mill continued to perform well during the quarter.

Demand for chemical cellulose remains strong and Saiccor continues to perform well. Good progress has been made on the expansion at Saiccor Mill; however, there has been pressure on civil construction costs because of high demand in the South African construction industry.

operating review for the quarter (continued)

directors

Klaas de Kluis retired as a non-executive director of the group in December 2006 on reaching the mandatory retirement age.

outlook

The industry continues to record high global operating rates for coated fine paper. The combination of strong expected consumption growth, capacity closures and limited new capacity additions indicate that operating rates should remain high.

We have implemented price increases in Europe which are essential to restore margins after 5 years of declining coated fine paper prices and 2 years of input cost escalations.

Pulp prices continue to be strong.

We expect earnings in the next quarter to improve compared to this quarter (excluding unpredictable fair value adjustments).

This report is unaudited.

On behalf of the Board

E van As	M R Thompson	
Director	Director	1 February 2007

sappi limited

(Registration number 1936/008963/06)
Issuer Code: SAVVI
JSE Code: SAP
ISIN Code: ZAE 000006284

forward-looking statements

Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Such risks, uncertainties and factors include, but are not limited to the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group's products, consequences of substantial leverage, changing regulatory requirements, unanticipated production disruptions, economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. The company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

notes

financial results (unaudited)

for the quarter ended December 2006

group income statement

	Quarter ended Dec 2006 US$ million	Quarter ended Dec 2005 US$ million	% change
Sales	1,267	1,175	7.8
Cost of sales	1,091	1,042	
Gross profit	176	133	32.3
Selling, general and administrative expenses	88	83	
	88	50	
Other operating (income) expenses	(4)	1	
Operating profit	92	49	87.8
Net finance costs	37	27	
Net paid	36	32	
Capitalised	(1)	(1)	
Net foreign exchange gains	(2)	(1)	
Change in fair value of financial instruments	4	(3)	
Profit before tax	55	22	150.0
Taxation – current	6	8	
– deferred	19	14	
Profit for the period	30	–	–
Basic earnings per share (US cents)	13	–	
Weighted average number of shares in issue (millions)	227.0	225.9	
Diluted earnings per share (US cents)	13	–	
Weighted average number of shares on a fully diluted basis (millions)	229.9	226.7	

Note: Refer to notes to the group results (page 13) for Headline earnings and calculation thereof.

group balance sheet

	Dec 2006 US$ million	Sept 2006 US$ million
ASSETS		
Non-current assets	4,323	3,997
Property, plant and equipment	3,319	3,129
Plantations	607	520
Deferred taxation	79	74
Other non-current assets	318	274
Current assets	1,556	1,500
Inventories	764	699
Trade and other receivables	560	577
Cash and cash equivalents	232	224
Assets held for sale	21	20
Total assets	5,900	5,517
EQUITY AND LIABILITIES		
Shareholders' equity		
Ordinary shareholders' interest	1,467	1,386
Non-current liabilities	2,528	2,465
Interest-bearing borrowings	1,625	1,634
Deferred taxation	387	336
Other non-current liabilities	516	495
Current liabilities	1,905	1,666
Interest-bearing borrowings	818	694
Bank overdraft	67	9
Other current liabilities	841	862
Taxation payable	111	101
Shareholders for dividend	68	–
Total equity and liabilities	5,900	5,517
Number of shares in issue at balance sheet date (millions)	227.7	227.0

group cash flow statement

	Quarter ended Dec 2006 US$ million	Quarter ended Dec 2005 US$ million
Operating profit	92	49
Depreciation, fellings and other amortisation	112	114
Other non-cash items (including impairment charges)	(52)	(41)
Cash generated by operations	152	122
Movement in working capital	(39)	(80)
Net finance costs	(46)	(45)
Taxation paid	(4)	(7)
Cash retained (utilised) from operating activities	63	(10)
Cash effects of investing activities	(155)	(74)
Cash utilised before financing activities	(92)	(84)
Cash effects of financing activities	94	94
Net movement in cash and cash equivalents	2	10

group statement of recognised income and expense

	Quarter ended Dec 2006 US$ million	Quarter ended Dec 2005 US$ million
Pension fund asset not recognised	(2)	(1)
Valuation allowance against deferred tax asset on actuarial losses recognised	(1)	–
Exchange differences on translation of foreign operations	113	(11)
Net expense recorded directly in equity	110	(12)
Profit for the period	30	–
Recognised income (expense) for the period	140	(12)

notes to the group results

1. **Basis of preparation**

    The condensed quarterly financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) including International Accounting Standard (IAS) 34 Interim Financial Reporting. The accounting policies used in the preparation of the quarterly results are compliant with IFRS and consistent with those used in the annual financial statements for September 2006. A recent accounting interpretation IFRIC 4: Determining whether an arrangement contains a lease, is still being evaluated. No changes to previous disclosures on application of this interpretation have been made. At this stage it is not envisaged that the impact of any adjustment required will be material to the results of operations.

    These results are unaudited.

2. **Reconciliation of movement in shareholders' equity**

	Quarter ended Dec 2006 US$ million	Quarter ended Dec 2005 US$ million
Balance – beginning of year	1,386	1,589
Total recognised income (expense) for the period	140	(12)
Dividends declared	(68)	(68)
Transfers to participants of the share purchase trust	7	1
Share Based Payment Reserve	2	2
Balance – end of period	1,467	1,512

3. **Operating profit**

    Included in operating profit are the following non-cash items:

	Quarter ended Dec 2006 US$ million	Quarter ended Dec 2005 US$ million
Depreciation of property, plant and equipment	95	97
	95	97
Fair value adjustment on plantations (included in cost of sales)		
Changes in volume		
Fellings	17	17
Growth	(17)	(14)
	–	3
Changes in fair value	(29)	(10)
	(29)	(7)

4. **Headline earnings per share**

	Quarter ended Dec 2006 US$ million	Quarter ended Dec 2005 US$ million
Headline earnings per share (US cents) *	13	1
Weighted average number of shares in issue (millions)	227.0	225.9
Diluted headline earnings per share (US cents) *	13	1
Weighted average number of shares on fully diluted basis (millions)	229.9	226.7
Calculation of Headline earnings *		
Profit for the period	30	-
Write-off of assets	–	1
Impairment of property, plant and equipment	–	1
Headline earnings	30	2

Headline earnings disclosure is a listings requirement by the JSE Limited.

notes to the group results (continued)

	Quarter ended Dec 2006 US$ million	Quarter ended Dec 2005 US$ million
5. Capital expenditure		
Property, plant and equipment	138	72

	Dec 2006 US$ million	Sept 2006 US$ million
6. Capital commitments		
Contracted but not provided	201	294
Approved but not contracted	340	255
	541	549
7. Contingent liabilities		
Guarantees and suretyships	61	52
Other contingent liabilities	11	11

supplemental information

definitions

Average – averages are calculated as the sum of the opening and closing balances for the relevant period divided by two

* **EBITDA** – earnings before interest (net finance costs), tax, depreciation and amortisation

* **EBITDA to sales** – EBITDA divided by sales

Fellings – the amount charged against the income statement representing the standing value of the plantations harvested

Headline earnings – as defined in Circular 7/2002 issued by the South African Institute of Chartered Accountants, separates from earnings all items of a capital nature. It is not necessarily a measure of sustainable earnings. It is a listing requirement of the JSE Limited to disclose headline earnings per share

NBSK – Northern Bleached Softwood Kraft pulp. One of the main varieties of market pulp, mainly produced from spruce trees in Scandinavia, Canada and north eastern USA. The NBSK is a benchmark widely used in pulp and paper industry for comparative purposes

* **Net assets** – total assets less current liabilities

* **Net asset value** – shareholders' equity plus net deferred tax

* **Net asset value per share** – net asset value divided by the number of shares in issue at balance sheet date

* **Net debt** – current and non-current interest-bearing borrowings, and bank overdrafts (net of cash, cash equivalents and short-term deposits)

* **Net debt to total capitalisation** – Net debt divided by shareholders' equity plus minority interest, non-current liabilities, current interest-bearing borrowings and overdraft

* **ROE** – return on average equity. Profit (loss) for the period divided by average shareholders' equity

* **RONA** – operating profit divided by average net assets

* **RONOA** – operating profit divided by average net operating assets. Net operating assets are total assets (excluding deferred taxation and cash) less current liabilities (excluding interest-bearing borrowings and bank overdraft)

* **SG&A** – selling, general and administrative expenses

* The above financial measures, other than headline earnings per share, are presented to assist our shareholders and the investment community in interpreting our financial results. These financial measures are regularly used and compared between companies in our industry.

supplemental information

additional information

	Quarter ended Dec 2006 US$ million	Quarter ended Dec 2005 US$ million
Profit for the period to EBITDA [1] reconciliation		
Profit for the period	30	-
Net finance costs	37	27
Taxation – current	6	8
– deferred	19	14
Depreciation	95	97
EBITDA [1] [2]	187	146

	Dec 2006 US$ million	Sept 2006 US$ million
Net debt (US$ million) [3]	2,278	2,113
Net debt to total capitalisation (%) [3]	46.7	46.4
Net asset value per share (US$) [3]	7.80	7.26

[1] In connection with the U.S. Securities Exchange Commission ("SEC") rules relating to "Conditions for Use of Non-GAAP Financial Measures", we have reconciled EBITDA to net profit rather than operating profit. As a result our definition retains non-trading profit/loss and minority interest as part of EBITDA. EBITDA represents earnings before interest (net finance costs), taxation, depreciation and amortisation. Net finance costs includes: gross interest paid; interest received; interest capitalised; net foreign exchange gains; and net fair value adjustments on interest rate financial instruments. See the Group income statement for an explanation of the computation of net finance costs. We use EBITDA as an internal measure of performance to benchmark and compare performance, both between our own operations and as against other companies. EBITDA is a measure used by the group, together with measures of performance under IFRS and US GAAP, to compare the relative performance of operations in planning, budgeting and reviewing the performances of various businesses. We believe EBITDA is a useful and commonly used measure of financial performance in addition to net profit, operating profit and other profitability measures under IFRS or US GAAP because it facilitates operating performance comparisons from period to period and company to company. By eliminating potential differences in results of operations between periods or companies caused by factors such as depreciation and amortization methods, historic cost and age of assets, financing and capital structures and taxation positions or regimes, we believe EBITDA can provide a useful additional basis for comparing the current performance of the underlying operations being evaluated. For these reasons, we believe EBITDA and similar measures are regularly used by the investment community as a means of comparison of companies in our industry. Different companies and analysts may calculate EBITDA differently, so making comparisons among companies on this basis should be done very carefully. EBITDA is not a measure of performance under IFRS or US GAAP and should not be considered in isolation or construed as a substitute for operating profit or net profit as an indicator of the company's operations in accordance with IFRS or US GAAP.

[2] The EBITDA calculation has been amended to eliminate the adjustment for fellings which previously resulted in fellings being added back in the calculation as part of amortisation. Given the current accounting treatment of plantations, management has concluded that eliminating such an adjustment would be more appropriate in determining the EBITDA performance measure in future both for internal and reporting purposes. Prior year figures have been recalculated for comparison purposes as follows: December 2005 quarter: decrease by US$17 million; September 2006 quarter: decrease by US$19 million.

[3] Refer to page 15, Supplemental Information for the definition of the term.

supplemental information

regional information

		Quarter ended Dec 2006 Metric tons (000's)	Quarter ended Dec 2005 Metric tons (000's)	% change
Sales volumes				
Fine Paper –	North America	372	344	8.1
	Europe	635	602	5.5
	Southern Africa	87	79	10.1
	Total	1,094	1,025	6.7
Forest Products –	Pulp and paper operations	331	355	(6.8)
	Forestry operations	271	376	(27.9)
Total		1,696	1,756	(3.4)

		Quarter ended Dec 2006 US$ million	Quarter ended Dec 2005 US$ million	% change
Sales				
Fine Paper –	North America	374	345	8.4
	Europe	587	520	12.9
	Southern Africa	83	78	6.4
	Total	1,044	943	10.7
Forest Products –	Pulp and paper operations	207	212	(2.4)
	Forestry operations	16	20	(20.0)
Total		1,267	1,175	7.8

supplemental information

		Quarter ended Dec 2006 US$ million	Quarter ended Dec 2005 US$ million	% change
Operating profit				
Fine Paper –	North America	2	1	100.0
	Europe	13	14	(7.1)
	Southern Africa	1	-	-
	Total	16	15	6.7
Forest Products		78	37	110.8
Corporate		(2)	(3)	-
Total		92	49	87.8
Earnings before interest, tax, depreciation and amortisation charges *				
Fine Paper –	North America	28	31	(9.7)
	Europe	61	61	-
	Southern Africa	5	3	66.7
	Total	94	95	(1.1)
Forest Products		95	53	79.2
Corporate		(2)	(2)	-
Total		187	146	28.1
Net operating assets				
Fine Paper –	North America	1,106	1,173	(5.7)
	Europe	1,867	1,748	6.8
	Southern Africa	170	171	(0.6)
	Total	3,143	3,092	1.6
Forest Products		1,474	1,389	6.1
Corporate and other		(48)	(23)	-
Total		4,569	4,458	2.5

* The EBITDA calculation has been amended to eliminate the adjustment for fellings which previously resulted in fellings being added back in the calculation as part of amortisation. Refer to note 2 Additional Information in Supplemental Information for the effects of the change.

supplemental information

summary rand convenience translation

	Quarter ended Dec 2006	Quarter ended Dec 2005	% change
Sales (ZAR million)	9,294	7,613	22.1
Operating profit (ZAR million)	675	317	112.9
Profit for the period (ZAR million)	220	–	–
EBITDA (ZAR million) *	1,372	946	45.0
Operating profit to sales (%)	7.3	4.2	
EBITDA to sales (%) *	14.8	12.4	
Operating profit to average net assets (%)	9.3	4.9	
EPS (SA cents)	95	–	–
Net debt (ZAR million) *	15,963	13,111	
Net debt to total capitalisation (%) *	46.7	42.3	
Cash generated by operations (ZAR million)	1,115	790	41.1
Cash retained from operating activities (ZAR million)	462	(65)	–
Net movement in cash and cash equivalents (ZAR million)	15	65	–

Refer to page 15, Supplemental Information for the definition of the term.

exchange rates

	Dec 2006	Sept 2006	June 2006	March 2006	Dec 2005
Exchange rates:					
Period end rate: US$ 1 = ZAR	7.0076	7.7738	7.1700	6.1655	6.3275
Average rate for the Quarter: US$ 1 = ZAR	7.3358	7.2475	6.4658	6.1858	6.4795
Average rate for the YTD: US$ 1 = ZAR	7.3358	6.6039	6.4031	6.3334	6.4795
Period end rate: EUR 1 = US$	1.3199	1.2672	1.2789	1.2119	1.1843
Average rate for the Quarter: EUR 1 = US$	1.2926	1.2744	1.2570	1.1983	1.1915
Average rate for the YTD: EUR 1 = US$	1.2926	1.2315	1.2191	1.1964	1.1915

The financial results of entities with reporting currencies other than the US Dollar are translated into US Dollars as follows:

– Assets and liabilities at rates of exchange ruling at period end; and

– Income, expenditure and cash flow items at average exchange rates.

sappi ordinary shares



ADR price (NYSE TICKER: SPP)

note: (1 ADR = 1 sappi share)



this report is available on the Sappi website
www.sappi.com

Other interested parties can obtain printed copies of this report from:

South Africa:
Computershare Investor
Services 2004 Limited
70 Marshall Street
Johannesburg 2001
PO Box 61051
Marshalltown 2107
Tel +27 (0)11 370 5000

United States
ADR Depository:
The Bank of New York
Investor Relations
PO Box 11258
Church Street Station
New York, NY 10286-1258
Tel +1 610 382 7836

United Kingdom:
Capita Registrars
The Registry
34 Beckenham Road
Beckenham, Kent
BR3 4TU, DX 91750
Beckenham West
Tel +44 (0)208 639 2157



www.sappi.com

Printed on Sappi Avalon Triple Green 250g/m² and 150g/m²

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 2, 2007

SAPPI LIMITED,

by

Name: D.J. O'Connor
Title: Group Secretary